April 10, 2019

Peter Wojcik
President, Chief Executive Officer
Pharmagreen Biotech Inc.
2987 Blackbear Court
British Columbia, V4E 3A2, Canada

       Re: Pharmagreen Biotech Inc.
           Registration Statement on Form S-1
           Filed March 20, 2019
           File No. 333-230413

Dear Mr. Wojcik:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 20, 2019

General

1. Please provide a legible graphic on page 46 of the registration statement.
Prospectus Cover Page, page 3

2. We note the statement that you may offer the shares on a "continued or delayed basis." It appears that the company is not eligible to offer the shares on a continuous or delayed basis under Rule 415(a)(1)(x) of Regulation C as you are not Form S-3 eligible. Please revise the disclosure in this section and throughout the prospectus or advise.
3. Please reconcile the statement that the offering price of your securities will be set forth in a prospectus supplement with the disclosure in the paragraph immediately following this
 Peter Wojcik
FirstName LastNamePeter Wojcik
Pharmagreen Biotech Inc.
Comapany NamePharmagreen Biotech Inc.
April 10, 2019
April 2 2019 Page 2
Page 10,
FirstName LastName
         statement that references the offering price of $2 per share. Similarly, please revise the plan of distribution regarding offerings other than at the fixed price.
4. Please provide the offering price at which the selling shareholders will sell their shares, as required by Item 501(b)(3) of Regulation S-K.
5. We note the disclosure in this section and in the plan of distribution that the company may add agents, underwriters or dealers through a prospectus supplement. Please note that the undertaking in Item 512(a)(1)(iii) of Regulation S-K requires the company to undertake to file a post-effective amendment to include any material information relating to the plan of distribution not previously disclosed in the registration statement or any material change to such information. Please revise the disclosure throughout the prospectus consistent with this undertaking.
The Offering, page 8

6. Please reconcile the references to Units in this section with the prospectus cover page and elsewhere in the prospectus where you reference offering common stock. Description of Debt Securities, page 36

7. We note the extensive discussion of debt securities that may be offered under this prospectus. Please reconcile with the rest of the prospectus, which reflects the offering by the company of common stock.
Description of Business, page 47

8. We note that you have recently received notice that your licensing application has advanced from to the second stage of a three stage process. Please discuss the second and third stage process, including the anticipated costs and timing. Market for Common Equity and Related Stockholder Matters, page 56

9. We note that your stock is quoted on the OTC Pink. Please provide the information required by Item 201(a)(1)(iii) of Regulation S-K.
Executive Compensation and Corporate Governance, page 62

10.      Please revise the narrative to the summary compensation table to discuss how
         compensation is determined and how it was determined that Dr. Afreen received no compensation for the fiscal year 2018. See Item 402(o) of Regulation
S-K.
Transactions with Related Persons, Promoters and Certain Control Persons, page
66

11. For the debt transactions discussed in this section, please provide the information required by Item 404(a)(5) of Regulation S-K, including the largest aggregate amount of principal outstanding during the period for which disclosure is provided and the amount of principal
 Peter Wojcik
FirstName LastNamePeter Wojcik
Pharmagreen Biotech Inc.
Comapany NamePharmagreen Biotech Inc.
April 10, 2019
Page 10,
April 3 2019 Page 3
FirstName LastName
         paid during the periods for which disclosure is provided. Please also clarify whether these are convertible notes, as discussed on page 57. If so, discuss the beneficial conversion feature.
Important Information Incorporated by Reference, page 69

12. Please remove this section, as the company is not eligible to incorporate by reference as set forth in General Instruction VII to Form S-1 because it is not a reporting company.
Recent Sales of Unregistered Securities, page II-2

13. Given the disclosure beginning on page 3 regarding acquisition of shares by the selling shareholders and the acquisition in April 2018 of WFS Pharmagreen, please explain how there have been no sales of unregistered securities within the past three years.

Outside Back Cover Page, page F-36

14. Please provide the dealer prospectus delivery obligation, as required by Item 502(b) of
         Regulation S-K.
Signatures, page II-4

15. Please have the registration statement signed by the principal financial officer, the controller or principal accounting officer, and the majority of the board of directors. See
         Instructions to Signatures of Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Peter Wojcik
Pharmagreen Biotech Inc.
April 10, 2019
Page 4

       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNamePeter Wojcik
                                                          Division of
Corporation Finance
Comapany NamePharmagreen Biotech Inc.
                                                          Office of
Transportation and Leisure
April 10, 2019 Page 4
cc:       Peter Wojcik
FirstName LastName